
August 23, 2021

Torsten Hombeck
Chief Financial Officer
Akari Therapeutics, Plc
75/76 Wimpole Street
London W1G 9RT
United Kingdom

> **Re: Akari Therapeutics, Plc**
> **Registration Statement on Form F-3**
> **Filed August 19, 2021**
> **File No. 333-258918**

Dear Mr. Hombeck:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences